File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca


06010190

December 28, 2005

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of**the following information:

1. Interim Report
   Six month Report ended October 31, 2005, filed December 28, 2005:
   - Financial Statement and Interim Management Discussion and Analysis

2. Company News Releases:
   - October 27, 2005 – Report on Annual General Meeting and Granting of Options
   - October 27, 2005 – Non-brokered private placement to raise up to $750,000
   - December 5, 2005 - $765,000 Non-brokered Private Placement Completed

   - Dec 1, 2005 TSX Venture Exchange letter of acceptance of Private Placement – Non-Brokered filing
   - Dec 12, 2005 TSX Venture Exchange letter to confirm amended information for December 1, 2005 bulletin

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

C:\WINDOWS\Desktop\compliance-mailout-ltrs\Current-start12-28-05\LtrA-BLANK.doc
12/28/05

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1 800 856 3966
Facsimile: 250 445 2259

October 27, 2005

PRESS RELEASE
REPORT ON ANNUAL GENERAL MEETING
AND GRANTING OF OPTIONS

Kettle River Resources Ltd. (the "Company") is pleased to welcome Brian McClay to the Board of Directors. Mr. McClay along with Ms. Ellen Clements, Mr. Gerald Rayner, Geol. P.Eng and Mr. Larry Widmer, B.Comm were elected to the Board at the Company's annual general meeting held on October 24, 2005 (the "AGM").

At a Board meeting held immediately after the AGM, Ms. Clements was appointed President and Chief Executive Officer and Mr. Widmer accepted the position of Chief Financial Officer and Corporate Secretary.

The Company has also granted, subject to regulatory approval, 450,000 incentive stock options to certain directors of the Company exercisable for a period of five years at a price of $0.50 per share, under the Company's Stock Option Plan which was approved by the shareholders at the AGM.

For further information contact Ellen Clements at 1 800 856-3966

ON BEHALF OF THE BOARD

Ellen Clements,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

October 27, 2005

PRESS RELEASE

Kettle River Resources Ltd. (the "Company") announces that it has negotiated a non-brokered private placement to raise up to $750,000 by the issuance of up to 1,500,000 units at a price of $0.50 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of $0.75 per share. Finder's fee(s) in compliance with the guidelines of the TSX Venture Exchange policies may be payable in connection with this private placement.

Proceeds from the placement will be used for continuing exploration work on its DHK Diamonds Inc. properties located in the Northwest Territories and for general working capital purposes.

The private placement proposed herein replaces the terms of the private placement announced by the Company on August 16, 2005, and is subject to all necessary regulatory approvals.

For further information contact Ellen Clements at 1 800 856- 3966

ON BEHALF OF THE BOARD

Ellen Clements, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

December 5, 2005

News Release

$765,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

Kettle River Resources Ltd. (the "Company") announces it has closed the $765,000 non-brokered private placement announced October 27, 2005 having received TSX Venture Exchange acceptance on December 1, 2005, Submission No. 109008. This issuance of 1,576,000 shares will result in fully diluted share capital of 12,811,611.

Warrants to purchasers for 1,530,000 common shares at 75 cents will expire December 4, 2006. The shares, and any shares issued upon exercise of the non transferable warrants are subject to a four month plus one day hold period and may not be traded in British Columbia until April 6, 2006, except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Finder's fees are payable in units as follows: 20,000 to Haywood Securities, 12,000 to Bolder Investment Partners Ltd., 8,000 to Canaccord Capital Corporation, and 6,000 to Raymond James Ltd. Each Finders' fee unit consist of one common share with one warrant to purchase one common share at $0.75 for a period of 12 months expiring on December 4, 2006.

ON BEHALF OF THE BOARD

"Ellen Clements"

Ellen C. Clements, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File #82-666
Rule 12g3-2(b)


TSX

TSX venture
EXCHANGE

RECEIVED
2006 JAN 11 P 3:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 1, 2005

Fax: (250) 445-2259

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street
Greenwood, British Columbia
Canada V0H 1J0

Attention: Ellen Clements

Dear Sirs\Mesdames:

Re: KETTLE RIVER RESOURCES LTD. ("KRR")
Private Placement-Non-Brokered – Submission No: 109008

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 27, 2005:

Number of Shares:	1,530,000 shares
Purchase Price:	$0.50 per share
Warrants:	1,530,000 share purchase warrants to purchase 1,530,000 shares
Warrant Exercise Price:	$0.75 for a one year period
Number of Placees:	31 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P**	**# of Shares**
C. Channing Buckland	P	250,000
Keith L. Peck	P	50,000
Nancy Girling	P	15,000
David Elliott	P	85,000
David Shepherd	P	25,000
Elia Shepherd	P	25,000
Gavin Kirk	P	50,000

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.
December 1, 2005
Page two

Finder's Fee: 20,000 units (comprised of one share and one warrant exercisable at $0.75 for one year) payable to Haywood Securities Inc.

12,000 units (same terms as above) payable to Bolder Investment Partners Ltd.

8,000 units (same terms as above) payable to Canaccord Capital Corporation.

6,000 units (same terms as above) payable to Raymond James Ltd.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: dubreen.alas@tsxventure.com.

Yours truly,



Dubreen Alas, BA, MBA
Analyst
Listed Issuer Services

DA/sm

File: ::ODMA\PCDOCS\DOCP\1580438\1

File #82-666
Rule 12g3-2(b)


TSX

TSX Venture
EXCHANGE

December 12, 2005

Fax: (250) 445-2259

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street
Greenwood, B.C V0H 1J0

Attention: Ellen Clements

Dear Sirs\Mesdames:

Re: KETTLE RIVER RESOURCES LTD. ("KRR")
Private Placement-Non-Brokered, Amended – Submission No: 109008

This is to confirm that further to TSX Venture Exchange Bulletin dated December 1, 2005, Kettle River Resources Ltd. advises the following information is amended:

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P	# of Shares
C. Channing Buckland	P	250,000
Keith L. Peck	P	50,000
Nancy Girling	P	15,000
David Elliott	P	85,000
David Shepherd	P	25,000
Eha Shepherd	P	25,000
Andrew Williams	**P**	**25,000**
Gavin Kirk	P	50,000

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: dubreen.alas@tsxventure.com.

Yours truly,

Dubreen Alas

Dubreen Alas, BA, MBA
Analyst
Listed Issuer Services

DA/sm
File: ::ODMA\PCDOCS\DOCP\1584670\1

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

2nd quarter
October 31, 2005

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the six months ended October 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

Statement 1

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	October 31, 2005	April 30, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 192,464	$ 124,227
Accrued interest and other amounts receivable	19,358	7,149
Marketable securities (Note 3)	76,592	76,592
Prepaid expenses	3,786	2,961
	292,200	210,929
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 5)	72,718	74,835
Mineral Properties (Note 6)	4	4
	$ 369,922	$ 290,768
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	20,895	15,965
Advance for future Private Placement	115,630	
Shareholders' and director's loans (Note 8)	3,973	583
	140,498	16,548
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,867,531	8,580,031
Contributed Surplus	25,605	25,605
Deficit accumulated in the exploration stage – Statement 2	(8,663,712)	(8,331,416)
	229,424	274,220
	$ 369,922	$ 290,768

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

Statement 2

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2005	2004	**2005**	2004
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	**$ 141,301**	$ 28,217	**$ 235,356**	$ 75,421
	141,301	28,217	**235,356**	75,421
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**14,542**	14,046	**25,179**	20,694
Advertising, promotion & printing	**12,851**	2,132	**14,401**	2,282
Amortization	**176**	115	**352**	440
Licenses, insurance, and transfer agent fees	**15,229**	14,706	**17,651**	17,136
Management, salary & wages (net of recoveries)	**12,262**	4,606	**17,858**	4,041
Office & sundry	**1,941**	2,319	**3,837**	3,101
Office building expenses	**1,459**	4,665	**3,095**	7,551
Stock compensation expense	**-**	3,578	**-**	7,156
Telephone	**449**	(146)	**731**	578
Travel and accommodation	**11,685**	936	**15,156**	2,502
	70,594	46,958	**98,260**	65,481
OTHER EXPENSES (INCOME)				
Gain on disposal of capital assets	**-**	(26,400)	**-**	(26,400)
Interest and US Exchange adjustment	**(687)**	(16)	**(1,320)**	(506)
	(687)	(26,416)	**(1,320)**	(26,906)
GAIN (LOSS) FOR THE PERIOD	**(211,208)**	(48,759)	**(332,296)**	(113,996)
DEFICIT, BEGINNING OF PERIOD	**$ 8,452,504**	$ 8,171,844	**$8,331,416**	$ 8,106,607
DEFICIT, END OF PERIOD	**$ 8,663,712**	$ 8,220,603	**$8,663,712**	$ 8,220,603
Gain (Loss) per share, basic and diluted	**($ 0.03)**	($ 0.01)	**($ 0.04)**	($ 0.02)
Weighted average number of Shares outstanding	**7,711,922**	6,265,611	**7,711,922**	6,265,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2005	2004	**2005**	2004
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($ 211,208)**	($ 48,759)	**($ 332,296)**	($ 113,996)
Add: Items not involving cash				
Amortization	**1,059**	1,143	**2,117**	2,501
Gain on disposal of capital assets	**-**	(26,400)	**-**	(26,400)
Stock compensation	**-**	3,578	**-**	7,156
	(210,149)	(70,438)	**(330,179)**	(130,739)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**(1,093)**	(909)	**(825)**	(463)
Decrease (increase) in accounts receivable	**(7,246)**	(7,329)	**(12,209)**	(5,315)
Advance for future Private Placement	**115,630**		**115,630**	
Increase (decrease) in amounts due to directors	**1,098**	18,126	**3,390**	13,794
Increase (decrease) in accounts payable	**1,550**	(2,813)	**4,930**	(3,683)
	(100,210)	(63,363)	**(219,263)**	(126,406)
Cash Flows from Financing Activities				
Shares issued for cash	**68,750**	Nil	**287,500**	Nil
Cash Flows from Investing Activities				
Proceeds from sale of capital assets	**Nil**	39,900	**Nil**	39,900
	Nil	39,900	**Nil**	39,900
Increase (decrease) in Cash	**(31,460)**	(23,463)	**68,237**	(86,506)
Cash, and term deposits, beginning of period	**223,924**	90,288	**124,227**	153,331
Cash and term deposits, end of period	**$ 192,464**	$ 66,825	**$ 192,464**	$ 66,825
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 883**	$ 1,028	**$ 1,765**	$ 2,061
Non-monetary transactions				
Stock compensation	**$ Nil**	$ 3,578	**$ Nil**	$ 7,156

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $151,702 as at October 31, 2005 and has accumulated losses of $8,663,712. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 8,428,111 for net proceeds of $8,867,531 averaging $1.05 per share. The trading price on December 22, 2005 was bid at $1.01 and offered at $1.05, last traded at $1.05.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada.
These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2005.

3. MARKETABLE SECURITIES

	October 31, 2005	April 30, 2005
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 76,592**	$ 76,592
Additions during the period	**Nil**	Nil
Closing balance – lowest recorded market price	**$ 76,592**	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. The Company on October 31, 2005, owned 1,842,582 New Nadina common shares representing 9.2% of the issued shares. The quoted market value of the common shares was $165,832 on October 31, 2005.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3)*.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

5. PROPERTY, PLANT AND EQUIPMENT

				October 31, 2005	April 30, 2005
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$10,000	$10,000
Paving	8%	4,860	2,416	2,444	2,546
Buildings	4%-5%	86,401	32,491	53,910	55,010
Mining equipment	30%	117,557	114,373	3,184	3,746
Office equipment	20%	53,972	50,800	3,172	3,524
Trailer	30%	21,861	21,855	6	7
Automobiles	30%	5,417	5,415	2	2
		$300,068	$227,350	$72,718	$74,835

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended October 31,2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,765	$	$	$	$	$ 1,765
Assaying						Nil
Assessment, filing fees, membership	590					590
Direct charges – wages	5,675		11,700	55		17,430
Exploration costs 1)	16,380		185,629			202,009
Field supplies	110					110
Legal & miscellaneous			3,328			3,328
Property costs & acquisition	1,024					1,024
Roadwork/reclamation						Nil
Storage (samples& equipment)	3,508					3,508
Property and Mineral taxes	1,635					1,635
Travel & accommodation	48		3,909			3,957
Total:	$ 30,735	$ Nil	$ 204,566	$ 55	$ Nil	$ 235,356

Exploration Expenditures by Property For the period ended October 31, 2004	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,061	$	$	$	$	$ 2,061
Assaying	109					109
Assessment, filing fees, membership	3,375					3,375
Direct charges – wages	13,600		2,850			16,450
Exploration costs 1)	33,088		5,130	400	450	39,068
Field supplies	941					941
Legal & miscellaneous	Nil		1,124			1,124
Property costs & acquisition	111					111
Roadwork/reclamation	4,577					4,577
Storage (samples & equipment)	3,400					3,400
Property and Mineral taxes	1,667					1,667
Travel & accommodation	1,895		643			2,538
Total:	$ 64,824	$ Nil	$ 9,747	$ 400	$ 450	$ 75,421

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

6. Mineral Properties, continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2005		Balance October 31, 2005	
Deferred Exploration	$	Nil	$	Nil
Acquisition Costs				
Greenwood Area		1		1
Arcadia (Skylark) – Greenwood Area		1		1
DHK Diamonds Inc. – NWT		1		1
Silica Quarry - Saskatchewan		Nil		Nil
Naket – Nunavut		1		1
Total Mineral Properties Deferred	$	4	$	4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement.

The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing the DHK participating interest to 20%.

Certain shareholders of DHK assert that the Company is obligated to reimburse amounts relating to costs outside of DHK. The Company and its management are of the opinion that this assertion is unsubstantiated as the Company never agreed to reimburse DHK or its shareholders for such costs. In an effort to settle this matter, the Company has been seeking for some time to have a historical audit of DHK's financial statements conducted but so far has been unsuccessful in obtaining one.

To date, the Company has contributed and will continue to contribute its share of all DHK expenditures for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 kms northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine, in the Hardy Lake area.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims through Kennecott Canada Explorations Inc. In the same year 6 of the 10 KCEI claims were allowed to lapse and staked by DHK at a cost of $19,129 with expiry dates of January 3, 2003 plus an additional three claims were staked at a cost of $8,522 with an expiry dated November 15, 2002. One claim, PC 20 was forfeited on August 12, 2001. Management allowed the 6 (NPC4-9) to lapse and they were re-staked by Dentonia Resources Ltd., a DHK shareholder on April 3, 2003 as SWB 1-7.

In March 2003, refundable bonds totaling $16,269 were posted on the three claims expiring November 15, 2002 to extend the dates to November 15, 2003. At this time the three claims (PC 9, 10 & 13) originally acquired from KCEI were taken to lease by DHK although final documentation has not been confirmed.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

6. Mineral Properties, continued

Pellatt Lake Property – continued

In June 2003, DHK entered into an agreement with Peregrine Diamonds Inc. where under certain conditions they can earn up to 75% interest in the property. Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

In January 2004, Peregrine has advanced paid the bond of $16,270 to maintain three claims (NPC1-3) to be refunded upon filing work.

The property contains one known diamondiferous kimberlite discovered by KCEI where four diamond drill holes totaling 266.5 m were completed on target PL01 on PC13. The drill intersections appear to be a dyke-like body. Three claim blocks, one of which contains the diamondiferous kimberlite, have been surveyed and taken to lease at the cost of DHK Diamonds Inc.

Follow-up exploration has been conducted on certain targets generated from Peregrine geophysical exploration. Minor till sampling was conducted and two geophysical grids were placed in preparation for possible drilling.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957.* No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	7,534,111		$ 9,278,885
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2005	**7,278,111**		**$ 8,580,031**
June 20 – 27, 2005 – Warrants exercised (1)	**500,000**	1.	**125,000**
June 27, 2005 – Warrants exercised (2)	**150,000**	2.	**37,500**
June 28, 2005 – Warrants exercised (3)	**225,000**	3.	**56,250**
August 30, 2005 – Warrants exercised (4)	**25,000**	4.	**6,250**
September 8, 2005 – Warrants exercised (5)	**250,000**	5.	**62,500**
Balance at October 31, 2005	**8,428,111**		**$ 8,867,531**

Financings:

1. Warrants issued January 31, 2005 for 500,000 common shares at $0.25 expiring February 2, 2006 were exercised for $125,000.
2. Warrants issued December 24, 2003 for 150,000 common shares at $0.25 expiring December 24, 2005 for $37,500.
3. Warrants issued December 24, 2003 for 225,000 common shares at $0.25 expiring December 24, 2005 were exercised for $56,250.
4. Warrants issued January 31, 2005 for 25,000 common shares at $0.25 expiring February 2, 2006 were exercised for $6,250.
5. Warrants issued December 24, 2003 for 250,000 common shares at $0.25 expiring December 24, 2005 were exercised for $62,500.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

7. SHARE CAPITAL - continued

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued December 24, 2003	800,000	$0.25	$200,000	December 24, 2005
Exercised March 14, 2005	**(12,500)**		**(3,125)**	
Exercised June 27-28, 2005	**(375,000)**		**(93,750)**	
Exercised August 30, 2005	**(25,000)**		**(6,250)**	
Balance October 31, 2005	**387,500**		**$96,875**	
Issued January 31, 2005	1,000,000	$0.25	$250,000	February 2, 2006
Exercised June 27-28, 2005	**(500,000)**		**(125,000)**	
Exercised Sept. 8, 2005	**(250,000)**		**(62,500)**	
Balance October 31, 2005	**250,000**		**$62,500**	
TOTAL	**637,500**		**$159,375**	

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2005 there were 850,000 (January 31, 2003 –165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18. On October 27, 2005 the Company granted options to Directors to purchase up to 450,000 at an exercise price of $0.50. The closing market price on the business day immediately prior to the grant date was $0.43.

Summary of the Company's options at October 31, 2005:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding October 31, 2005	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010
	850,000	Nil	Nil	850,000		

e) **Stock based compensation**

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

For this period, there has been no value adjusted for the options granted October 27, 2005.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2005, $3,973 is owed to directors.

For the period ended October 31st the Company incurred the following expenses with related parties:

	2005	2004
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	$ 2,400	$ 2,400
To a director who is an employee for office management, administration, investor relations, secretarial duties including accounting, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	39,250	37,275
To a director who is not an employee for administration support.	11,200	Nil
To a director who is the former president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples.	Nil	33,275
To a director who is a geological engineer for consulting services.	2,000	Nil
Total	$ 54,850	$ 72,950

During the period $13,350 was recovered from a company that has one common director for office and secretary expenses, and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. SEGMENTED INFORMATION

	As at October 31,2005	As at October 31, 2004
Net income (loss) by industry		
Logging	$ Nil	$ Nil
Exploration	(332,296)	(75,421)
	$ (332,296)	$ (75,421)
Assets by industry		
Logging	$ Nil	$ Nil
Exploration	369,922	252,870
	$ 369,922	$ 252,870
Property plant and equipment by industry		
Logging	$ Nil	$ Nil
Exploration	72,718	77,337
	$ 72,718	$ 77,337

10. SUBSEQUENT EVENTS:

On December 5, 2005 the Company closed a non-brokered private placement where 1,530,000 units were sold for $765,000. Each unit consisted of one common share at $0.50 and one warrant exercisable at a price of $0.75 for one common share expiring on December 4, 2006. Finders' Fees of 46,000 units were paid, the warrants having same conditions. Any shares in this issue are subject to a hold period expiring on April 6, 2006. This issuance of 1,576,000 shares results in fully diluted share capital of 12,811,611.

On December 22, 2005, the Company paid $300,000 to DHK Diamonds Inc (DHK) for its proportionate share of the December 2005 and January 2006 WO-Peregrine Diamonds Ltd. budgets. Since April 30, 2005, the Company has contributed $485,000 to DHK for exploration and operations. Kettle River has contributed $6,236 for Aber Diamond Corp's portion.

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

Management Discussion & Analysis

December 22, 2005

Note to Reader

The interim financial statements for the six months ended October 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

December 22, 2005

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for diamonds in the Northwest Territories and gold in the Greenwood Mining District.

Exploration expenditures by property for the period ended October 31, 2005

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,765	$	$	$	**$ 1,765**
Assessment, filing fees, membership	590				**590**
Direct charges – wages	5,676	11,700	55		**17,430**
Exploration costs	16,490	185,629			**202,119**
Legal and Miscellaneous		3,328			**3,328**
Property costs & acquisition	1,024				**1,024**
Roadwork/reclamation					**Nil**
Storage (samples& equipment)	3,508				**3,508**
Property and Mineral taxes	1,635				**1,635**
Travel & accommodation	48	3,909			**3,957**
Total:	$ 30,735	$ 204,566	$ 55	$ Nil	**$ 235,356**

During the period ended October 31, 2005 a total of $235,356 (2004 - $75,421) was spent on mineral property activities as shown in the above table.



LAC DE GRAS – NORTHWEST TERRITORIES - DHK DIAMONDS INC: (DHK):

The Company owns one-third of the issued common shares of DHK Diamonds Inc. (DHK), formed in 1992 to own and explore mineral properties in the Northwest Territories. DHK operating and exploration costs are funded through approved budgets by its three shareholders and shares of DHK are issued periodically. The DHK Board consists of six directors with equal representation from each shareholder. The Company expenses contributions as they are incurred. DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction. Operations of DHK are governed by a Shareholders' Agreement.

DHK has a participating 20% interest in the WO Project and owns 100% of the Pellatt Lake property.

During the period ended October 31, 2005, DHK related costs were $204,566 (2004 – $9,747) and mainly consisted of expenses related to diamond drilling, kimberlite analyses, geophysics and costs related to initiating the extraction of 3,000 tonnes of kimberlite. The current WO 2006 Project budget presented by Peregrine commenced September 2005 and is $14million.

WO Project

Kettle River paid to DHK for WO Project and Aber Diamond Corp. contributions

On December 22, 2005, the Company paid $300,000 to DHK Diamonds Inc (DHK) for its proportionate share of the December 2005 and January 2006 WO Project budgets to operator Peregrine Diamonds Ltd. Since April 30, 2005, the Company has contributed $485,000 (an additional $15,000 is due prior to January 31, 2006) to DHK for exploration and operations including $6,236 contributed to the WO project on behalf of Aber Diamond Corp's to cover their portion.

Summary of WO PROPERTY Report dated December 6, 2005 as prepared for Peregrine Diamonds LTD. by Howard G. Coopersmith P. Geol is copied below. The full report is available in Adobe Acrobat format on our website.

SUMMARY

"The WO Property containing the diamondiferous *DO-27* kimberlite deposit and a number of other kimberlites is located approximately 300 kilometres north-northeast of the city of Yellowknife in the Northwest Territories, Canada (Figure 1). It comprises 14 mineral claims and 3 mineral leases (Table 1 and Figure 2). The property ownership is currently:

- Peregrine Diamonds Ltd. - 54.475%;
- DHK Resources Inc. - 20%;
- Archon Minerals Inc. - 13.275%;
- Aber Diamond Corp. - 7.35%;
- Southern Era - 4.9%.

Aber and Kennecott Canada Inc. hold a 0.3% and 1% GOR, respectively.

Peregrine Diamonds Ltd. has 92.65% of the diamond marketing rights for the first five years of commercial production on any mine on the WO property. Aber Diamond Corp. has the exclusive right to market its proportionate share (currently 7.35%) of diamonds produced from the WO Property for the life of any mine on the property. If at any time Aber wishes not to market its share of diamonds, it shall first offer its marketing right to Peregrine Diamonds Ltd.

Peregrine Diamonds Ltd. is the project operator and all partners will contribute to future programs or their interests will be diluted.

Access to the area is from Yellowknife, which is the main staging area for all operations in this region. Most necessary services can be obtained in Yellowknife. Access is commonly via fixed wing aircraft equipped with wheels, floats or skis, depending on the season. From approximately mid-January to mid-April access is also provided via a winter ice road which connects Yellowknife with the Lupin Gold Mine and the Diavik™ and Ekati™ Diamond Mines. This road passes between the OW21 and OW20 claims, within 11 km of the DO-27 kimberlite. For the current and recommended exploration activities, considerations of mining related issues are not relevant. However, sufficient water and appropriate facility sites appear to be present. Water permits for the current and recommended program are in hand.



The WO claims lie within the Slave Structural Province of the Northwest Territories, northern Canada, which is an Archean segment of the North American Craton that covers 213,000 km^2. It is composed of granites, gneisses and supracrustal rocks. The Slave Province is a classical setting for diamondiferous kimberlites. Four swarms of Proterozoic diabase dykes cut the older units. The Slave Province can be subdivided isotopically into an eastern and a western domain. During the Late Proterozoic, terrestrial sediments were deposited unconformably on top of the craton in the north. From the Late Proterozoic until the Cretaceous, the craton appears to have been relatively quiescent.

During the Paleozoic the Slave Province was inundated by marine conditions and Paleozoic carbonates deposited at least in the south western Slave and the north central Slave. In the Cretaceous, the area was covered by an inland sea that deposited shales and other fine grained marine sediments into temperate waters.

Kimberlites intrude granites, supracrustal rocks and, in some cases, diabase dykes (Pell, 1995, 1997) in both the eastern and western parts of the Slave Province. A number of differing ages of emplacement have been determined for the kimberlites in the Slave Craton. To date, all economic and near economic kimberlites, including those at Ekati™, Diavik™, Gahcho Kue and Jericho are located in the eastern Slave Province. The Snap Lake kimberlite is located near the boundary of the two terranes.

Subsequent to kimberlite emplacement, the area was covered by Laurentide ice during the Late Wisconsinan glaciation, which climaxed about 20,000 years B.P. and is believed to have retreated about 9,000 years ago. Till is the most prominent surficial sediment type in the Slave Geological Province. At a regional scale, till can be divided into thin veneers, blanket deposits up to 10 m thick that include drumlins, and hummocky till up to 30 m thick. Glaciofluvial deposits, eskers and outwash plains, are also present in the Slave Province.

There are two major rock types on the property, medium and high grade Archean metaturbidites and two-mica post-deformational granites. All of the kimberlites discovered to date on the property, including DO-27 and DO-18 intrude the granites. On the property, glacial features indicate that the most recent ice direction was 290 to 295°. Locally, in the northern part of the area, and older ice direction of 230° is noted. Glacial tills, with characteristic polygonal mudboils and frost heave granitic sub-crop dominate the area around DO-27 and DO-18. A number of eskers are present in the area, which can be traced for approximately 30 km until they join a major E-W trending trunk esker.

DO-27 does not outcrop; it is overlain by 23-50 metres of till consisting of angular granitic boulders, gravel, sand, silt and clay and is mostly covered by a small lake, called Tli Kwi Cho Lake, which has an average depth of approximately 4 metres and is approximately 1 sq/km in size. The till thickness at DO-18 is between 5 and 20 metres on average.

Diamonds are the high-pressure form of carbon and are produced deep within the earth's mantle, more than 150 kilometres beneath the surface. The only economically significant primary source rocks for diamonds known to date are kimberlites and olivine lamproites. Both of these rock types form as magmas deep in the mantle and rapidly rise through the mantle and crust, physically incorporating diamonds from mantle source rocks along the way. Diamonds do not form in the kimberlite or lamproite; they are simply transported to a level within the earth's crust where we can access them by these magmas. Primary economic diamond deposits are more commonly associated with kimberlites than lamproites. The idealized model for a single diamond-bearing volcanic system includes a feeder magmatic dyke intrusion, diatreme-like breccia, an overlying crater with pyroclastic infill, epiclastic reworked sediments and a surrounding ring of pyroclastic ejecta. The size of the crater and the depth, shape and complexity of the crater may vary considerably, and multiple intrusions typically occur.

Mineralization on the property consists of kimberlite intrusions, which may or may not contain diamond. Nine kimberlites were discovered on the WO property between 1993 and 2002. DO-27 and DO-18 appear to be the most significant kimberlites presently known on the property. Other geophysical anomalies still need to be tested.

The DO-27/DO-18 kimberlite complex was discovered in 1993 as the result of a NS trending magnetic high with coincident resistivity low anomalies. Drilling has proven at least some kimberlite connection between the two, and the body is now referred to as the DO-27/DO-18 kimberlite complex, and has been referred to as the Tli Kwi Cho kimberlite. The elongate body is approximately 1,200 meters long NS by an average of perhaps 200 meters wide, or about 24 hectares in surface area, making it one of the largest kimberlites in the Slave Province.

The geology of the DO-27/DO-18 kimberlite complex from historical work (1993-1994) remains poorly understood. The average depth of historical drilling is only about 150 meters, many are inclined, and drill hole locations were sited with little knowledge of the body. Interpretation of the geology has been historically hindered by poor core logging. However, a revised and improved model of the DO-27/DO-18 kimberlite was made in 1999



(Doyle et. al., 1999) and the following description is based on this work. Four main rock types were recognized in at least three craters. The pyroclastic kimberlite PK is a volcaniclastic crater facies kimberlite comprised of green, lapilli-bearing olivine tuff. The PK formed by primary pyroclastic processes infilling a steep sided bowl shaped crater, without extensive reworking. PK occurs in the main and southern parts of DO-27. The HK kimberlite is hypabyssal kimberlite sheet complex intruding in situ granite. Individual sheets can be 18m or more in vertical thickness. This kimberlite cannot be closely related to the other two main rock types in DO-27. HK occurs primarily in the east lobe and central part of DO-27, deeper than the majority of the PK. The volcaniclastic kimberlite VK appears to be crater facies, black shale rich olivine tuff. This has been deposited into a separate crater in the north eastern part of DO-27. The VK contains common shale and wood fragments from a now eroded Cretaceous to late Paleocene sedimentary cover. The geology and origin of the VK is poorly understood, but is different in nature to the PK. The xenocryst-rich volcaniclastic kimberlite XVK occupies a separate body comprising the DO-18 pipe. This is a steep sided pipe filled with kimberlite breccia. Granite inclusions are locally common and are highly fragmented. Sedimentary rock clasts are also common.

The four rock types at DO-27/DO-18 are petrologically and texturally different. This indicates that they result from different phases and styles of kimberlite emplacement. The hypabyssal kimberlite HK is an intrusive subsurface sheet complex, while the other rock types are extrusive volcaniclastic kimberlites. They differ in magnetic susceptibility, nature of mantle derived xenocrysts, juvenile lapilli, xenolith content and preservation, and nature of inter-clast matrix. The PK, VK, and XVK are distinctly different types of volcaniclastic kimberlite that formed through at least three separate eruptions at different centres forming separate pipes. It is postulated that the HK sill-like sheet complex was intruded first into granite within a zone between 70 - 160 m below the present day surface. The PK and VK pipes were excavated into areas of granite already intruded by HK. The time relation between these pipe-forming events is undetermined. The XVK is again a separate pipe forming event. Infilling events occurred separately after each pipe was excavated.

The original claims upon which the DO-27 and DO-18 kimberlites occur (WO claims) were staked by representatives of DHK Resources Ltd. in February of 1992, following the announcement, by BHP Minerals Canada and Dia Met Minerals Ltd., in the fall of 1991 of the diamond discovery at Point Lake. The claims were then optioned to Kennecott Canada Inc, Southern Era and Aber Resources, who exercised the option, leaving DHK with a carried interest. Subsequently, Archon Minerals and BHP Billiton Diamonds earned interests. Peregrine Diamonds Ltd. bought an interest in the property on April 21, 2004 from BHP Billiton Diamonds Inc.

Kennecott Canada performed extensive exploration work on the property in 1992 through 1994 including a regional esker, stream, beach and till sampling program, detailed till sampling, and numerous airborne and ground geophysical surveys including magnetic, electromagnetic, and gravity surveys. Drill testing of targets resulted in the discovery of the DO-27 and DO-18 kimberlites (1993). Subsequent drilling proved other targets to be kimberlite as well.

Encouraging results were received from micro diamond and indicator mineral chemical analyses for DO-27/DO-18 and exploration activity focused here. Delineation drilling commenced to outline the extent of both DO-27 and DO-18 with 57 diamond drill holes mostly in DO-27. Kennecott made an early decision to extract an underground bulk sample from DO-27, which was completed in April 1994 with 5008 tonnes. Sample processing was completed at a newly constructed test plant at the Con Gold Mine site in August 1994, and diamond valuations were completed and released in November 1994.

Kennecott divided the bulk sample geologically into two units - "diatreme" (now termed hypabyssal kimberlite or HK) and pyroclastic kimberlite (PK). 3003 tonnes of PK were processed to recover 1079 carats of diamond for an average grade of 36 carats per hundred metric tonnes (CPHT). Individual sample grades ranged up to 63 CPHT. 1157 tonnes of HK were treated to recover 16 carats for an average grade of 13 CPHT. The PK diamonds were valued by Kennecott affiliate CRA Diamonds at US$22 per carat; the HK diamonds were valued at US$34 per carat. A small six tonne mini-bulk sample of DO-18 was apparently taken by drilling and returned 9 CPHT, but no other details are known.

The recovered grades and values at DO-27 did not meet Kennecott's expectations and little further work was performed by Kennecott.

It has been the opinion of the author that the Kennecott testing of DO-27 was based upon a poorly constrained geological model and, more importantly, that Kennecott failed to adequately test the main crater kimberlite. It is believed that Kennecott identified a higher grade diamond zone, based upon caustic dissolution analysis for diamond, in the PK of the southern lobe of the DO-27 complex and that the intention of their underground bulk sampling was to test this zone. A study of Kennecott's work shows that the majority of their bulk sample was in the HK and from PK in the peripheral north-eastern lobe, and only peripherally into PK rock that might be part of



the main southern crater. Indeed, Kennecott bulk samples became significantly higher grade at the ends of their sample drifts. Peregrine Diamonds acquired the property with the goal of sampling the untested main southern part of DO-27.

In 2005 Peregrine drilled six large diameter reverse circulation holes into the untested main central and southern part of DO-27 to extract mini-bulk samples to a maximum depth of 209 metres. Bulk samples totalling 151 tonnes were processed at the nearby BHP Billiton Ekati™ Diamond Mine Bulk Sample Plant. It was noted that two distinct phases of kimberlite were encountered, and for summary purposes, diamond results are reported as these two composite samples. Drill holes RC 1,2,4,5&6 encountered a chrome diopside and pyrope garnet-rich green lapilli pyroclastic kimberlite (PDL 1). Drill hole RC 3 encountered a fresh olivine-rich green lapilli pyroclastic kimberlite (PDL 2). The recovered diamonds were valued by three major diamond producers (BHP Billiton, Aber Diamonds and Rio Tinto Diamonds) and a major diamond dealer (DIAROUGH).

The valuations were provided on the basis of fair market value in US$ at the producer level, i.e. what the valuer would have expected to receive for the goods if they were offered for sale on the date of the viewing. No price modeling or other work was considered.

The 2005 results for mini-bulk samples of DO-27 are as follows:

PDL 1 produced 106 Carats of diamonds from 108 tonnes of kimberlite with a grade of 0.98 cpt and a value ranging between US$58.54 - $77.77. PDL 2 produced 30 Carats of diamonds from 43 tonnes of kimberlite with a grade of 0.70 cpt and a value ranging between US$32.24 - $35.77. The combined totals produced an average with a grade of 0.90 cpt and a value ranging between US$53.21 - $67.20.

It should be noted that these are not modeled valuations, but simply what the goods presented to the valuers would have been expected to sell for at the time of valuation. As pointed out in the RTD valuation report (Rio Tinto Diamonds, 2005) "The price of a parcel of ROM (Run Of Mine) diamonds is affected by the size/weight distribution and the size/colour/quality distribution. Small parcels suffer from truncated and irregular size, colour and quality distributions; in fact these effects are only eliminated in production sized parcels, i.e. in parcels comprising hundreds of thousands of carats. High quality large diamonds are naturally rare and, unfortunately, it is these high priced diamonds that can make a significant contribution to the ROM price. Undoubtedly, the true ROM price for DO-27 diamonds will be different from the price estimate achieved in this early phase of mini-bulk sampling". It is the Authors opinion that the diamonds recovered to date and their size distribution indicate that larger stones will be present in samples of increased tonnage. Typically, overall diamond values increase with the presence of larger stones.

Recently, Peregrine Diamonds completed additional core drilling of DO-27 and DO-18 (Pell, et. al., in prep, b; c). Twelve core holes totalling 2304 metres in DO-27 and 8 core holes in DO-18 totalling 1353 metres were completed, including a complete kimberlite intercept in DO-27 from 59m to 459.5 metres (DO-27-05-02). The DO-27 main vent shows an infilling of well bedded pyroclastic kimberlite, with lesser olivine macrocrystal kimberlite also of likely pyroclastic origin. The north eastern lobe contains a complex sequence of inter-layered volcaniclastic kimberlite with probable pyroclastic and re-sedimented volcaniclastic origins. DO-18 contains probable re-sedimented volcaniclastic kimberlite, kimberlite breccia and possible pyroclastic kimberlite. Locally complex mixing of mud and kimberlite occurs. Country rock inclusions of granite and shale are variable in content. Preliminary core logging and study has been completed, and micro diamond samples have been submitted. Results for drill holes DO27-05-02 and DO27-05-03 have been received while the remaining sample results are awaited. DO27-05-02 returned 1,822 diamonds from 638.5 kilograms of core, including a diamond in excess of 0.10 carat in weight. DO27-05-03 returned 1,569 diamonds from 536.7 kilograms of core, including stones weighing 0.42, 0.22 and 0.11 carats. Statistical diamond plots indicate a possible increase in diamond grade to depth to greater than 1 carat per tonne.

The historical work (1993-1994) showed the DO-27 kimberlite to be a significantly diamond mineralized deposit, however the limited test did not return values sufficient for an economic deposit in the NWT. A re-interpretation of the geological model indicated considerable untested kimberlite at DO-27. The 2005 Peregrine Diamonds program sought to prove or dis-prove this potential. The program was successful in producing results that indicate that large volumes of kimberlite are present with diamond grades and values comparable to diamond mines locally and elsewhere.

Project protocols, procedures were designed and monitored by the author and Peregrine Q.P.s, who posses significant experience in diamond exploration, testing and evaluation. Execution of all aspects of the project including sample and product chain of custody and security were performed in accordance with these and



established protocols. It is the Author's opinion that the results obtained accurately and fairly portray the character of the property and its mineral deposits and potential.

It is the Author's opinion that the project results to date and the overall property characteristics justify this project proceeding into advanced exploration/resource delineation. This next phase should include core drilling on 100m centers at a minimum, to a depth of approximately 250m - 300m followed by large diameter drilling and/or other methods for collecting bulk samples sufficient to produce a diamond parcel of at least 1000-3000 carats after processing. Data should be collected into a pre-feasibility database to be used in modeling of the deposit. Modeling should include geological, grade, density, value, block, mining, geotechnical and metallurgical models for planning and decision making. The contiguous DO-18 kimberlite should also be evaluated and exploration and evaluation should continue on other known kimberlites and targets on the property. A total estimated budget to complete the 2005 work and carry out the recommended next phase of advanced exploration is $14 million."

Reports, updates and images are posted to the Company website. www.kettleriver.com.

Pellatt Lake Property

DHK owns 100% of the property currently under option to Peregrine. There has been no reported work completed on this property since the April 30, 2005 Annual Report.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $55 (2004 - $400) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $52,852 in order to equalize previous expenditures. The Company spent $ NIL (2004 - $450) on professional fees during the period.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended October 31, 2005

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 441	$ 441	$	$	$	$	$ 883	$	$ 1,765
Assessment, filing fees, membership	295					45	250		590
Direct charges – wages	2,750	650	200	425		400	350	900	5,675
Exploration costs	5,590	2,645	1,000	500	500	2,090	2,600	1,565	16,490
Property costs & acquisition	225	125		542		66		66	1,024
Roadwork/reclamation									Nil
Storage (samples& equipment)	1,212	1,084					1,212		3,508
Property and Mineral taxes	1,286	349							1,635
Travel and accommodation	48								48
Total:	$ 11,847	$ 5,294	$ 1,200	$1,467	$500	$ 2,601	$ 5,295	$ 2,531	$ 30,735

During the period Linda Caron, M.Sc., P.Eng was contracted to provide a technical report on the Company's Greenwood Area properties. The report, dated September 30, 2005 provides an excellent summary and recommendations for further work on each of the specific properties within the Greenwood Area gold/copper prospects. The report is posted to the Company's website in Adobe Acrobat format.

During October, a team of two prospectors, under the supervision of Linda Caron, conducted field work on the Rad and Niagara properties. Several samples were taken. Niagara property returned a few low grade Cu, Ag and Zn values.

The best gold value from the Rads was a 5.95 g/t Au (with 0.6% Zn) from the very east side of the property, on the steep east facing slope of the Granby River valley. This sample will be another area to follow-up at a future date.



Specific Greenwood Area Property Summary:

Phoenix Mine Area

During the period a total of $11,847 was expended (2004 - $31,894). Recording of work programs and generation of reports with wage costs of $2,750.

Phoenix Tailings property

Costs of $1,467 (2004 - $1,778) during the period relate mainly to reclamation costs of $500, exploration and wage costs of $425, and perimeter fencing costs of $542.

Haas Property

Costs of $500 (2004 – Nil) related to an independent compilation report.

Bluebell-Summit Property

Costs of $5,295 (2004 - $2,792) relate to sample and core storage, mineral taxes and an independent compilation report.

Tam O'Shanter

Costs of $5,295 (2004 - $15,205) included $2,600 related to exploration costs and sample and core storage of $1,212 and the balance for an independent compilation report.

Niagara Property

Costs of $2,531 (2004 - $2,100) are for prospecting and reviewing potential for further work through an independent compilation report.

Arcadia (Skylark) Property

Expenditures of $2,601 (2004 - $11,055) relate mainly to an independent compilation report.

Rads Property

Costs of $1,200 (2004 – Nil) related to an independent compilation report.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2004 and April 30, 2005 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net logging revenue for the quarter	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
2nd Quarter 2006	$ Nil	$ (211,208)	(0.03)	$ 369,922	$ 140,498
1st Quarter 2006	Nil	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	Nil	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the second quarter period ended October 31, 2005.

For the current period, the Company experienced a net loss of $332,296 or $0.03 per share compared to a loss of $113,996 or $0.02 per share the previous year.



Operating expenses of $98,260 for the period, arising from general and administrative costs, (2004 - $65,481) increased from the previous year. During the current year period, travel & accommodation increased by $12,654, stock compensation costs were $ Nil (2004 - $7,156), office building expense decreased by $4,456, accounting, audit and legal increased by $4,430, transfer agent fees increased by $515 while management, salary & wages increased by $13,817.

Property exploration costs increased to $235,356 from $75,421 during the same period the previous year and the increase is mainly attributed to contribution of exploration costs on the DHK WO Project. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $151,702 as at October 31, 2005 and has accumulated losses of $8,663,712. Since inception, the Company has been successful in funding its operations and at October 31, 2005 had net issued shares of 8,428,111 for net proceeds of $8,867,531 averaging $1.05 per share. The trading price on December 22, 2005 was bid at $1.01 and offered at $1.05, last traded at $1.05. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There were no investing activities during the period.

Management changes during the period

On October 24, 2005, Brian McClay joined the Board of Directors. Ellen Clements was appointed President and Chief Executive Officer and Larry Widmer, B.Comm., accepted the position of Chief Financial Officer and corporate secretary.

Financing Activities

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Value
Balance at April 30, 2004	**6,521,611**		**$ 9,089,360**
Less treasury shares at cost:	**(256,000)**		**(698,854)**
January 31, 2005 – private placement	**1,000,000**		**186,400**
March 14, 2005 – warrants exercised	**12,500**	1.	**3,125**
Balance at April 30, 2005	**7,278,611**		**8,580,031**
May 1-July31, 2005 - warrants exercised	**875,000**	2.	**218,750**
Balance at July 31, 2005	**8,153,111**		**$ 8,798,781**
Aug. 1- Oct 31, 2005 – warrants exercised	275,000		68,750
Balance at October 31, 2005	**8,428,111**		**$8,867,531**
Nov. 1 – Dec 22, 2005 – warrants exercised	562,500		128,395
November 17, 2005 Options exercised	400,000		68,850
Dec. 5, 2005 – private placement @ $0.50	1,530,000		765,000
Dec. 5, 2005 – Finders' Fee	46,000		-23,000
Balance at December 22, 2005	**10,966,611**		**$ 9,806,776**

Warrants outstanding:

Associated with the January 31, 2005 private placement there is a balance of 75,000 warrants exercisable at 25 cents expiring Feb. 2, 2006 with potential proceeds of $18,750.

Associated with the December 5, 2005 private placement, there are a total of 1,576,000 warrants exercisable at $0.75 expiring December 4, 2006 with potential proceeds of $1,182,000.



Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2005 there were 850,000 (October 31, 2004 –400,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18. On October 27, 2005 the Company granted options to directors to purchase up to 450,000 at an exercise price of $0.50.

Summary of the Company's options at October 31, 2005:

Date	Number granted	Exercised	Expired or Cancelled	Number outstanding October 31, 2005	Price per share	Expiry date
January 10, 2001	75,000	*	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	*	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	*	Nil	235,000	$0.18	September 24, 2008
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010
	850,000			850,000		
Exercised : Nov. 17, 2005 *	-400,000					
Balance Dec 22, 2005	450,000					

* On November 17, 2005 400,000 options were exercised realizing $68,850.

Liquidity

The financial statements for the period ended October 31, 2005 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At October 31, 2005, Kettle River had working capital of $151,701 compared to $194,381 at April 30, 2005.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2005 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, and on Oct. 24, 2005 appointed president, $6,000 per month is paid for office management, administration and investor relations plus administering certain exploration related tasks. A director is paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At October 31, 2005, there is a receivable from New Nadina Explorations Limited for $16,595. Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2005, $3,973 is owed to directors.



Changes in Accounting Policies

The financial statements for the period ended October 31, 2005 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

On December 5, 2005, the Company reported the closing of a $765,000 non-brokered Private Placement announced on October 27, 2005. A private placement announced on August 16, 2005 was aborted. The closed financing consists of the issuance of 1,530,000 units at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable purchase warrant. Each warrant entitles the holder to purchase one additional share of the Company before December 4, 2006 at an exercise price of $0.75 per share. The shares and any shares issued upon exercise of the non-transferable warrants are subject to a four month hold period expiring on April 6, 2006. Finders' fees of 46,000 units were paid in connection with this private placement. Each such unit consists of one common share plus one warrant to purchase an additional common share at $0.75 for the period expiring on December 4, 2006. Proceeds from the placement will be used for continuing exploration work on its DHK Diamonds properties located in the Northwest Territories and for general working capital purposes. This issuance of 1,576,000 units, including all warrants results in fully diluted share capital of 12,811,611.

On December 5, 2005 a technical report on the 2005 Program, D0-27 Kimberlite Pipe, W0 Property, Northwest Territories was prepared for Peregrine Diamonds Limited by Howard G. Coopersmith, P.Geo. of Coopersmith & Associates. This report has been posted to the Company website at www.kettleriver.com .

On December 22, 2005, the Company paid $300,000 to DHK Diamonds Inc (DHK) for its proportionate share of the December 2005 and January 2006 WO-Peregrine Diamonds Ltd. budgets. An additional amount of $15,000 will result in commitments current to January 31, 2006. Since April 30, 2005, the Company has contributed $485,000 to DHK for exploration and operations.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available at www.sedar.com.

